EXHIBIT A
to
Fund Services Agreement

List of Funds

Fund Name	Effective Date	End Date of Initial Term
E-Valuator Very Conservative RMS Fund	May 1, 2016	April 30, 2019
E-Valuator Conservative RMS Fund	May 1, 2016	April 30, 2019
E-Valuator Tactically Managed RMS Fund	May 1, 2016	April 30, 2019
E-Valuator Moderate RMS Fund	May 1, 2016	April 30, 2019
E-Valuator Growth RMS Fund	May 1, 2016	April 30, 2019
E-Valuator Aggressive RMS Fund	May 1, 2016	April 30, 2019